SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                           Cygni Systems Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   23255W103
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                                 (CUSIP Number)

                               Travis L. Gering
                                100 Wall Street
                                  21st Floor
                              New York, NY 10005
                            (212) 509-5050 ext. 4723
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   06/17/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 23255W103
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    DT Crystal Holdings Ltd.
    000000000
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Turks & Caicos Islands
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4,000,000

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        4,000,000

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     4,000,000
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     79.18%
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(14) Type of reporting person (see instructions).

     CO
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           Cygni Systems Corporation ("Cygni") is located at 460 Saint-Gabriel, Suite 21, Montreal, Quebec H2Y 2Z9, Canada. This Schedule 13D relates to the transfer of the beneficial ownership of 4,000,000 shares of Cygni's common stock on June 17, 2005.

Item 2. Identity and Background.

          (a) The name of the filing person is DT Crystal Holdings Ltd.
              DT Crystal Holdings Ltd. is a corporation formed in the Turks and Caicos Islands. The controlling shareholder of DT Crystal Holdings Ltd. is Ms. Michelle Roberts, a citizen of the Bahamas. The sole director and sole officer of DT Crystal Holdings Ltd. is Redcorn Consultants Limited. Redcorn Consultants Limited is a corporation formed in the Turks and Caicos Islands. The sole director and shareholder of Redcorn Consultants Limited is Alan Edward Cole, a citizen of Great Britain. The sole officer of Redcorn Consultants Limited is Michelle Patrice Bain, a citizen of the Bahamas.

          (b) The address for each of DT Crystal Holdings Ltd., Redcorn Consultants Limited, Michelle Roberts, Alan Edward Cole and Michelle Patrice Bain is P.O. Box N-9934, 2nd Floor, Ansbacher House, Bank Lane & East Street, Nassau, Bahamas.

          (c) DT Crystal Holdings Ltd. is in the Equity Financing Business. Redcorn Consultants Limited is an entity which represents the interests of Sterling Management Limited. The main occupation of Alan Edward Cole and Michelle Patrice Bain is with Sterling
              Management Limited.   Sterling Management Limited's main business
              is also the Equity Financing Business. Sterling Management Limited is located at P.O. Box N-9934, 2nd Floor, Ansbacher House, Bank Lane & East Street, Nassau, Bahamas. Michelle Roberts main occupation is as the owner and operator of Chelly's Yard Maintenance. Chelly's Yard Maintenance is located at Meadows Boulevard, Winton Meadows, P.O. Box SS-4955 Nassau, Bahamas.

          (d) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been convicted in a ciminal proceedings (excluding traffic violations or similar minor violations).

          (e) None of the entities or individuals identified in Item 2(a) of this Statement have, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. fedral or state securities laws or finding any violation with respect to such laws.

          (f) The Turks and Caicos Islands.

Item 3. Source and Amount of Funds or Other Consideration.

           DT Crystal Holdings Ltd. funded this acquisition of Cygni common stock through the sale of securities previously owned by DT Crystal Holdings Ltd.

Item 4. Purpose of Transaction.

           DT Crystal Holdings Ltd. acquired the shares of Cygni's common stock in anticipation of the following transactions. On June 29, 2005, Cygni entered into a Letter of Intent (the "Letter of Intent") regarding a share exchange with XL Generation AG ("XLG"). Pursuant to the terms of the Letter of Intent, Cygni has agreed to acquire all of the issued and outstanding shares of common stock of XLG in exchange for the issuance at closing of an aggregate of 15 Million shares of restricted common stock (the "Common Stock") of Cygni (the "Exchange Offer"). In the event that substantially all of XLG's shareholders agree to participate in the Exchange Offer, such shareholders will thereafter collectively own approximately 60% of the issued and outstanding shares of Cygni's Common Stock as of such date, and Cygni will hold all or substantially all of the issued and outstanding shares of XLG's common stock. The Cygni Common Stock will be issued directly to the shareholders of XLG who accept the Exchange Offer. The Exchange Offer is conditioned on its acceptance by at least 90% of the stockholders of XLG, the completion of due diligence by Cygni, the absence of litigation related to XLG, and other conditions contained in the Letter of Intent which must be performed or waived no later than August 31, 2005. At the closing of the Exchange Offer, Cygni expects to appoint a minimum of five (5) new Directors and Officers. The Letter of Intent furthermore permits Cygni to change its name to "XL Generation International Inc." as to which Cygni has commenced requisite formalities for amending its Certificate of Incorporation. If the closing does not occur on or before August 31, 2005, Cygni may terminate the Letter of Intent and the transactions contemplated thereunder.

Item 5. Interest in Securities of the Issuer.

          (a) Name          Shares Beneficially Owned     Percentage
              DT Crystal Holdings Ltd.     4,000,000       79.18%
              Redcorn Consultants Limited  4,000,000       79.18%
              Michelle Roberts                0            0%
              Alan Edward Cole                0            0%
              Michelle Patrice Bain           0            0%

          (b) Name                                   Shares
              DT Crystal Holdings Ltd.               4,000,000
              Redcorn Consultants Limited            4,000,000
              Michelle Roberts                       0
              Alan Edward Cole                       0
              Michelle Patrice Bain                  0

          (c) N/A

          (d) N/A

          (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           N/A

Item 7. Material to be Filed as Exhibits.

           N/A

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DT Crystal Holdings Ltd.

Date: 08/08/2005                      /s/ Michelle Patrice Bain
                                      Name:  Michelle Patrice Bain
                                      Title: Secretary, Redcorn
                                             Consultants Limited


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages